Exhibit 99.1

St. John’s, NL — July 28, 2016

FORTIS INC. ANNOUNCES THIRD QUARTER DIVIDENDS — 2016

AND REDEMPTION OF SERIES “E” FIRST PREFERENCE SHARES

Third Quarter Dividends - 2016

The Board of Directors of Fortis Inc. (“Fortis” or the “Corporation”) (TSX:FTS) has declared the following dividends:

1.              $0.3063 per share on the First Preference Shares, Series “F” of the Corporation, payable on 1 September 2016 to the Shareholders of Record at the close of business on 19 August 2016;

2.              $0.2427 per share on the First Preference Shares, Series “G” of the Corporation, payable on 1 September 2016 to the Shareholders of Record at the close of business on 19 August 2016;

3.              $0.15625 per share on the First Preference Shares, Series “H” of the Corporation, payable on 1 September 2016 to the Shareholders of Record at the close of business on 19 August 2016;

4.              $0.1244375 per share on the First Preference Shares, Series “I” of the Corporation, payable on 1 September 2016 to the Shareholders of Record at the close of business on 19 August 2016;

5.              $0.2969 per share on the First Preference Shares, Series “J” of the Corporation, payable on 1 September 2016 to the Shareholders of Record at the close of business on 19 August 2016;

6.              $0.2500 per share on the First Preference Shares, Series “K” of the Corporation, payable on 1 September 2016 to the Shareholders of Record at the close of business on 19 August 2016;

7.              $0.25625 per share on the First Preference Shares, Series “M” of the Corporation, payable on 1 September 2016 to the Shareholders of Record at the close of business on 19 August 2016; and

8.              $0.375 per share on the issued and outstanding fully paid Common Shares of the Corporation, payable on 1 September 2016 to the Common Shareholders of record at the close of business on 19 August 2016.

Fortis has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

Redemption of Series “E” First Preference Shares

Fortis will redeem all of the issued and outstanding First Preference Shares, Series “E” of the Corporation in accordance with their terms on or about 1 September 2016.  The redemption price will be $25.3063 in cash for each share, being equal to $25.00 plus $0.3063, representing the amount of the accrued and unpaid dividends per share for the period from and including 1 June 2016 to but not including 1 September 2016.  A notice of redemption providing additional details will be mailed to the registered holders of First Preference Shares, Series E on or about 29 July 2016.

About Fortis

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately $28 billion and fiscal 2015 revenue of $6.7 billion.  The Corporation’s asset mix is approximately 96% regulated (70% electric, 26% gas), with the remaining 4% comprised of non-regulated energy infrastructure.  The Corporation’s regulated utilities serve more than 3 million customers across Canada, the United States and the Caribbean.

The Common Shares; First Preference Shares, Series E; First Preference Shares, Series F; First Preference Shares, Series G; First Preference Shares, Series H; First Preference Shares, Series I; First Preference Shares, Series J; First Preference Shares, Series K; and First Preference Shares, Series M of Fortis are listed on the Toronto Stock Exchange and trade under the symbols FTS, FTS.PR.E, FTS.PR.F, FTS.PR.G, FTS.PR.H, FTS.PR.I, FTS.PR.J, FTS.PR.K and FTS.PR.M, respectively. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For further information contact:

Kealey Martin

Manager, Investor Relations

Fortis Inc.

T: 709.737.2900